Exhibit 99.2

PERDIGÃO S. A.

CNPJ-MF 01.838.723/0001-27

A Public Company

MINUTES OF THE 39th EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: December 13, 2007 at 8:00 a.m. at Av. Escola Politécnica, 760, in the city and state of São Paulo. QUORUM: All the Board Members. PRESIDING MEMBERS: Nildemar Secches, President, and Ney Antonio Flores Schwartz, Secretary. RESOLUTIONS TAKEN: 1) Confirmation of the Common Shares issued by the Company: The Board confirmed the subscription of 20,000,000 (twenty million) common, book entry shares with no par value issued by the Company (“Common Shares”), pursuant to an increase in authorized capital stock in a Meeting of the Board of Directors held on December 12, 2007, for public distribution of Common Shares in a non-organized over-the-counter market in Brazil.

CONCLUSION: These minutes, having been drafted read and approved, were signed by the meeting’s participants. Nildemar Secches, Chairman; Ney Antonio Flores Schwartz, Secretary; Francisco Ferreira Alexandre; Jaime Hugo Patalano; Luís Carlos Fernandes Afonso; Maurício Novis Botelho; Manoel Cordeiro Silva Filho; Décio da Silva. (I hereby certify that these minutes are an exact copy of the original minutes drafted to Book 2, page 27 of the Minutes of Ordinary and Extraordinary Meetings of the Company’s Board of Directors).